Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

                                                                                                    Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

The following is a transcript from Duke Energy Corporation’s Special Meeting of Shareholders held on August 23, 2011.

 Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning.  Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties.  Duke Energy cautions  readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.  Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed  or  referred  to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC).  These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger.  Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.  Each forward-looking statement speaks only as of the date of the particular statement and Duke Energy undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and  that also constitutes a prospectus of Duke Energy.  The Registration Statement was declared effective by the SEC on July 7, 2011.  Duke Energy mailed the definitive joint proxy statement/prospectus to its shareholders on or about July 11, 2011.  Duke Energy urges investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).  You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.”  You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

>> BILL CURRENS:

GOOD MORNING, LADIES AND GENTLEMEN.  MY NAME IS BILL CURRENS, AND I AM MANAGING DIRECTOR OF INVESTOR RELATIONS FOR DUKE ENERGY.  I WANT TO WELCOME ALL OF YOU TO THIS SPECIAL MEETING OF SHAREHOLDERS.

WE ARE BROADCASTING THIS MEETING BY TELECONFERENCE AND WEBCAST, AND I WELCOME EVERYONE ONLINE AND ON THE PHONE.

IT IS OUR CUSTOM TO START THE MEETING WITH A SAFETY MESSAGE.

IN THE UNLIKELY EVENT OF AN EMERGENCY, THE PRIMARY EXITS FROM THIS AUDITORIUM ARE THE DOORS BEHIND ME ON YOUR RIGHT.  PLEASE EXIT, TURN RIGHT AND PROCEED DOWN STONEWALL STREET.  FOR THOSE OF YOU IN THE ATRIUM AREA, EXIT OUT THE FRONT DOOR, TURN RIGHT AS YOU GO OUT OF THE BUILDING, THEN TURN RIGHT AGAIN AND PROCEED DOWN STONEWALL STREET.  IF ANYONE NEEDS ASSISTANCE, SECURITY AND SAFETY PERSONNEL WILL BE AVAILABLE TO ASSIST YOU.  IF WE ARE REQUIRED TO EVACUATE, PLEASE DO NOT RE‑ENTER THE BUILDING UNTIL YOU HAVE BEEN TOLD THAT IT IS SAFE TO DO SO.

AS YOU ENTERED THE AUDITORIUM, YOU SHOULD HAVE RECEIVED A COPY OF THE MEETING PROGRAM.  IF YOU DID NOT, PLEASE RAISE YOUR HAND AND WE WILL BRING ONE TO YOU.

IN ORDER TO PROVIDE FOR AN ORDERLY, SAFE AND INFORMATIVE MEETING, I WOULD ASK THAT AT THIS TIME YOU PLEASE TAKE A MOMENT TO NOTE THE CONDUCT OF THE MEETING PROCEDURES FOUND IN THE MEETING PROGRAM. SPECIFICALLY, PLEASE BE SURE THAT ALL CELL PHONES ARE TURNED OFF AT THIS TIME.

THE PURPOSE OF TODAY'S MEETING IS TO VOTE ON MATTERS RELATED TO THE PROPOSED MERGER TRANSACTION BETWEEN DUKE ENERGY AND PROGRESS ENERGY, WHICH WAS ANNOUNCED ON JANUARY 10th.  UPON CLOSING OF THIS TRANSACTION, WHICH WE ARE TARGETING BY THE END OF THIS YEAR, DUKE ENERGY WILL SERVE OVER 7 MILLION ELECTRIC CUSTOMERS IN SIX STATES.  AS FULLY DISCUSSED IN THE JOINT PROXY STATEMENT, THE DUKE ENERGY BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED SHAREHOLDERS APPROVE THE MERGER‑RELATED MATTERS WHICH WILL BE VOTED ON TODAY.  SHAREHOLDERS OF RECORD AS OF THE CLOSE OF BUSINESS ON JULY 5th ARE ENTITLED TO VOTE.

NOW, LET ME QUICKLY REVIEW THE ITEMS ON THIS MORNING’S PROGRAM. IN A MOMENT, I WILL INTRODUCE OUR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, JIM ROGERS, WHO WILL CALL THE MEETING TO ORDER.

AFTER TAKING CARE OF CERTAIN PROCEDURAL MATTERS, JIM WILL RECOGNIZE THE DUKE ENERGY BOARD OF DIRECTORS AND EXECUTIVE TEAM. AFTER THESE INTRODUCTIONS, WE WILL THEN MOVE ON TO THE BUSINESS AGENDA, WHICH INCLUDES THE FOLLOWING ITEMS:

FIRST, THE APPROVAL OF A 1‑FOR‑3 REVERSE STOCK SPLIT WITH RESPECT TO THE ISSUED AND OUTSTANDING DUKE ENERGY COMMON STOCK; SECOND, THE ISSUANCE OF DUKE ENERGY COMMON STOCK TO PROGRESS ENERGY SHAREHOLDERS IN CONNECTION WITH THE MERGER TRANSACTION; AND FINALLY, TO ADJOURN THE SPECIAL SHAREHOLDERS’ MEETING TO SOLICIT ADDITIONAL SHAREHOLDER VOTES, IF NEEDED, TO APPROVE EITHER OF THE ABOVE TWO PROPOSALS.

AS WE BEGIN, LET ME INFORM YOU THAT TODAY'S DISCUSSION WILL INCLUDE FORWARD‑LOOKING INFORMATION AND THE USE OF NON‑GAAP FINANCIAL MEASURES.  AS YOU KNOW, OUR FUTURE RESULTS MAY DIFFER FROM THIS FORWARD‑LOOKING INFORMATION.  YOU SHOULD REFER TO THE PRESENTATION THAT WE WILL FILE WITH THE SEC TODAY FOR INFORMATION CONTAINED IN OUR SEC FILINGS CONCERNING FACTORS THAT COULD CAUSE FUTURE RESULTS TO DIFFER FROM THIS FORWARD‑LOOKING INFORMATION.  ADDITIONALLY, A RECONCILIATION OF NON‑GAAP FINANCIAL MEASURES CAN BE FOUND ON THE INVESTOR RELATIONS SECTION OF OUR WEBSITE AT WWW.DUKE‑ENERGY.COM.  NOW IT IS MY PLEASURE TO INTRODUCE OUR CHAIRMAN AND CEO, JIM ROGERS.

[ APPLAUSE ]

>>JIM ROGERS:

GOOD MORNING.  BILL, THANK YOU VERY MUCH.  THIS MEETING WILL PLEASE COME TO ORDER.  LADIES AND GENTLEMEN, I WANT TO WELCOME ALL OF Y'ALL TO THIS 2011 SPECIAL MEETING OF SHAREHOLDERS.

IN ACCORDANCE WITH DELAWARE GENERAL CORPORATE LAW:  I APPOINT NANCY WRIGHT, ASSOCIATE GENERAL COUNSEL HERE AT DUKE ENERGY, AND SID RODRIQUE OF BROADRIDGE INVESTOR COMMUNICATION SOLUTIONS, OUR PROXY TABULATOR, TO ACT AS INSPECTORS OF ELECTION FOR THIS MEETING.  NANCY AND SID, PLEASE STAND AND BE RECOGNIZED.  THANK YOU.

OUR GROUP EXECUTIVE, CHIEF LEGAL OFFICER AND CORPORATE SECRETARY, MARC MANLY, ALSO ACTING AS SECRETARY OF THIS MEETING, WILL NOW REPORT THE NUMBER OF SHARES OF STOCK ENTITLED TO VOTE, AND THE NUMBER OF SHARES AND VOTES REPRESENTED IN PERSON OR BY PROXY AT THIS MEETING.

>> MARC MANLY:

THANK YOU, JIM.  AS OF THE CLOSE OF BUSINESS ON JULY 5th, 2011, DUKE ENERGY HAD OUTSTANDING AND ENTITLED TO VOTE 1,331,771,448 SHARES OF COMMON STOCK, EACH OF WHICH IS ENTITLED TO ONE VOTE.  THERE ARE HERE REPRESENTED BY PROXY 881,478,796 SHARES OF THE CORPORATION'S COMMON STOCK WHICH CONSTITUTE 66.18% OF THE TOTAL SHARES ENTITLED TO VOTE AT THIS MEETING.  THE FINAL REPORT OF THE INSPECTOR OF ELECTIONS WILL INCLUDE THE VOTES, IF ANY, OF SHAREHOLDERS PRESENT AND VOTING IN PERSON.

>>JIM ROGERS:

THANK YOU, MARC.  LEGAL NOTICE OF THIS MEETING HAS BEEN DULY GIVEN.  A QUORUM IS PRESENT AND THE MEETING IS NOW LAWFULLY CONVENED FOR THE TRANSACTION OF BUSINESS.

FIRST, I HAVE THE PLEASURE OF BRIEFLY RECOGNIZING THE MEMBERS OF YOUR BOARD OF DIRECTORS, ALL OF WHOM ARE HERE WITH US TODAY.

ALSO SEATED IN THE FIRST FEW ROWS ARE THE MEMBERS OF OUR MANAGEMENT TEAM.

I WANT TO EXPRESS MY PERSONAL APPRECIATION TO THE DIRECTORS AND THE MANAGEMENT TEAM FOR THEIR SUPPORT AND COMMITMENT TO THE COMPANY.

I WOULD ALSO LIKE TO INTRODUCE TOM BOWMAN FROM OUR CORPORATE SECURITY DEPARTMENT, WHO IS SERVING AS SERGEANT‑AT‑ARMS.

WE WILL NOW PROCEED WITH THE MATTERS TO BE VOTED ON. MARC?

>>MARC MANLY:

THANK YOU, JIM.  WE HAVE THREE ITEMS TO VOTE UPON.  THE FIRST ITEM IS THE PROPOSAL TO APPROVE THE AMENDMENT OF THE AMENDED AND RESTATED CERTIFICATE OF DUKE ENERGY CORPORATION TO PROVIDE A 1‑FOR‑3 REVERSE STOCK SPLIT WITH RESPECT TO THE ISSUANCE OF DUKE ENERGY COMMON STOCK IN CONNECTION WITH THE MERGER WITH PROGRESS ENERGY.  THE SECOND ITEM OF BUSINESS IS THE PROPOSAL TO APPROVE THE ISSUANCE OF DUKE ENERGY COMMON STOCK TO PROGRESS ENERGY SHAREHOLDERS ALSO IN CONNECTION WITH THE MERGER WITH PROGRESS ENERGY, AND THE LAST AND THIRD PROPOSAL IS TO ADJOURN THE SPECIAL MEETING OF SHAREHOLDERS OF DUKE ENERGY, IF NECESSARY TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE EITHER OF THESE PROPOSALS.  THESE ITEMS, WHICH ARE DESCRIBED IN DETAIL ON THE PROXY STATEMENT PREVIOUSLY DISTRIBUTED TO SHAREHOLDERS, ARE HEREBY PRESENTED FOR THE PURPOSE OF VOTING.  FOR THOSE IN THE AUDIENCE, IF YOU HAVE NOT PREVIOUSLY VOTED YOUR SHARES, OR IF YOU WOULD LIKE TO CHANGE YOUR VOTE, A VOTE BY BALLOT WILL NOW BE TAKEN FOR EACH OF THESE ITEMS.

>>NANCY WRIGHT:

MR. CHAIRMAN, SHAREHOLDERS, THE POLLS ARE NOW OPEN.

IF YOU WISH TO VOTE BY BALLOT, PLEASE RAISE YOUR HAND.  THE POLLS WILL CLOSE IN JUST A FEW MINUTES, SO AFTER YOU HAVE RECEIVED YOUR BALLOT, PLEASE COMPLETE IT AND RAISE YOUR HAND AGAIN SO WE CAN COLLECT IT.

DOES ANYONE NEED A BALLOT? (COLLECTING VOTES)

THE POLLS ARE NOW CLOSED.  IF YOU HAVE NOT YET RETURNED YOUR

BALLOT, PLEASE RAISE YOUR HAND AND WE WILL COLLECT IT NOW.

>>JIM ROGERS:

I WILL NOW ASK MARC MANLY FOR THE INSPECTORS OF ELECTION RECORD.

>>MARC MANLY:

THANK YOU, JIM.  BASED ON THE VOTING FROM PROXIES RECEIVED PRIOR TO THE MEETING, THE PROPOSAL TO APPROVE THE AMENDMENT OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DUKE ENERGY TO PROVIDE FOR A 1‑FOR‑3 REVERSE STOCK SPLIT WITH RESPECT TO THE ISSUED AND OUTSTANDING SHARES OF DUKE ENERGY COMMON STOCK IN CONNECTION WITH THE MERGER HAS BEEN APPROVED.  SECOND, THE PROPOSAL TO APPROVE THE ISSUANCE OF DUKE ENERGY COMMON STOCK TO PROGRESS ENERGY SHAREHOLDERS IN CONNECTION WITH THE MERGER HAS ALSO BEEN APPROVED.  AND THIRD, THE PROPOSAL TO ADJOURN THE SPECIAL MEETING OF SHAREHOLDERS OF DUKE ENERGY, IF NECESSARY TO SOLICIT ADDITIONAL PROXIES, IF THERE ARE INSUFFICIENT VOTES TO APPROVE EITHER OF THESE PROPOSALS, HAS ALSO BEEN APPROVED.  ANY SHARES VOTED AT THIS MEETING WILL BE TABULATED AND INCLUDED IN THE FINAL VOTE AND FILED WITH THE MINUTES OF THE MEETING.

>>JIM ROGERS:

THANK YOU, MARC.

THE FINAL REPORTS OF THE INSPECTORS OF ELECTION ARE HEREBY ORDERED TO BE FILED WITH THE MINUTES OF THIS MEETING. THIS CONCLUDES THE BUSINESS OF TODAY’S MEETING.

NOW, I'D LIKE TO PRESENT TO YOU, OUR SHAREHOLDERS, THE STRONG RATIONALE FOR DUKE ENERGY’S MERGER WITH PROGRESS ENERGY.  SINCE WE FIRST ANNOUNCED THIS MERGER IN JANUARY, WE'VE OFTEN HIGHLIGHTED THE BENEFITS OF THIS TRANSACTION FOR ALL OF OUR STAKEHOLDERS, OUR CUSTOMERS AND, INVESTORS, EMPLOYEES AND THE COMMUNITIES IN WHICH WE WORK AND LIVE.  TODAY, I WANT TO SUMMARIZE THESE BENEFITS AND DISCUSS HOW THIS TRANSACTION BEST POSITIONS YOUR COMPANY FOR THE FUTURE.  DUKE ENERGY AND PROGRESS ENERGY ARE IN THE VANGUARD OF A NEW ROUND OF CONSOLIDATION IN THE ELECTRIC UTILITY INDUSTRY.  A FEW SIMPLE NUMBERS ILLUSTRATES OUR INDUSTRY'S RAPID CONSOLIDATION.  IN 1993, THERE WERE 100 INVESTOR‑OWNED UTILITIES IN THE U.S.  TODAY, THERE ARE ONLY 58.  BY 2016, JUST FIVE YEARS AWAY, MANY INVESTOR ANALYSTS AND PREDICTORS OF THE FUTURE PREDICT THAT THERE COULD BE AS FEW AS 25, AS THE PACE OF CONSOLIDATION ACCELERATES.  AS I'LL DISCUSS IN A MOMENT, THE CONSOLIDATION IS VITAL TO ENSURING OUR COMPANY'S AND OUR INDUSTRY'S CONTINUED STRENGTH.  OUR APPROVAL TODAY IS A SIGNIFICANT MILESTONE, BUT WE STILL HAVE WORK TO DO.  PROGRESS ENERGY'S SHAREHOLDERS ALSO ARE MEETING IN RALEIGH TODAY TO VOTE ON THE MERGER, AND WE LOOK FORWARD TO HEARING RESULTS FROM THAT MEETING.  THIS SLIDE OUTLINES THE STATUS OF ALL THE APPROVALS WE MUST RECEIVE BEFORE CLOSING THE TRANSACTION.  ON THE IMMEDIATE HORIZON, THE NORTH CAROLINA UTILITIES COMMISSION WILL HOLD MERGER HEARINGS IN SEPTEMBER.  WE CONTINUE TO TARGET CLOSING OF THE MERGER BY YEAR‑END.  MEANWHILE, MERGER INTEGRATION PLANNING HAS BEEN UNDERWAY SINCE FEBRUARY.  OUR INTEGRATION PLANNING TEAMS HAVE CONDUCTED DETAILED ANALYSES OF BOTH COMPANIES, EXPLORING HOW TO LEVERAGE OUR SIMILARITIES, DIFFERENCES, AND OPPORTUNITIES.  AS WE COMBINE OUR TWO COMPANIES INTO ONE, WE'LL ADOPT THE BEST PRACTICES FROM BOTH ORGANIZATIONS, CREATING NEW EFFICIENCIES AND PRODUCTIVITY GAINS.  OUR EXTENSIVE INTEGRATION PLANNING EFFORTS ARE DESIGNED TO POSITION THE COMPANY TO HIT THE GROUND RUNNING ON DAY ONE.  THIS SLIDE SHOWS THE TOP‑TIER LEADERS OF THE NEW DUKE ENERGY, WHO WERE SELECTED IN JANUARY.  YOU'RE PROBABLY FAMILIAR WITH MANY OF THE NAMES ON THIS CHART.  THERE IS REPRESENTATION FROM BOTH DUKE ENERGY AND PROGRESS ENERGY.  THEY REPRESENT BOTH COMPANIES.  UPON CLOSING, BILL JOHNSON WILL ASSUME THE ROLE OF CEO, AND I WILL BECOME EXECUTIVE CHAIRMAN OF THE BOARD.  IN MY NEW ROLE AS EXECUTIVE CHAIRMAN OF THE BOARD, I'LL ADVISE BOTH BILL AND THE BOARD ON STRATEGIC MATTERS, PLAY AN ACTIVE ROLE IN GOVERNMENT RELATIONS AND TECHNOLOGY DEVELOPMENT AND SERVE THE COMPANIES AS THE COMPANY'S LEAD SPOKESPERSON ON ENERGY POLICY.  SELECTING THIS HIGHLY EXPERIENCED LEADERSHIP TEAM EARLY IN THE PROCESS HAS STRENGTHENED OUR INTEGRATION PLANNING WORK DURING THE PAST SEVERAL MONTHS.  WE'LL SELECT THE LEADERS OF THE SECOND TIER OF THE ORGANIZATION BY MID‑SEPTEMBER.  NOW LET ME RETURN TO THE BENEFITS OF THIS UNPRECEDENTED MERGER.  TOGETHER WITH OUR PENDING CAROLINAS RATE CASE, OHIO ELECTRIC SECURITY PLAN AND NUMEROUS MODERNIZATION PROJECTS, THE MERGER WILL POSITION THE COMPANY FOR CONTINUED, LONG‑TERM SUCCESS.  THE NEW DUKE ENERGY WILL BE AMERICA'S LARGEST UTILITY AS MEASURED BY ENTERPRISE VALUE, MARKET CAPITALIZATION, GENERATION ASSETS, CUSTOMERS, AND NUMEROUS OTHER CRITERIA.

THE COMBINED COMPANY WILL SERVE MORE THAN 7 MILLION CUSTOMERS IN 6 STATES, NORTH CAROLINA, SOUTH CAROLINA, FLORIDA, INDIANA, OHIO, AND KENTUCKY. IT WILL HAVE OVER $90 BILLION IN ASSETS AND 57 GIGAWATTS OF ELECTRIC GENERATING CAPACITY IN THE U.S. AND IT WILL OPERATE 12 NUCLEAR REACTORS, THE LARGEST REGULATED UTILITY NUCLEAR FLEET IN THE NATION.  BUT EVEN THOUGH THE NEW DUKE ENERGY WILL BE AMERICA'S BIGGEST UTILITY, IN MY JUDGMENT, BEING BIGGEST IS NOT OUR GOAL.  INSTEAD, OUR OBJECTIVE‑‑ IN FACT, OUR MISSION IS TO BE THE NATION'S BEST UTILITY.  THAT MEANS FOUR THINGS.

FIRST, SAFELY GENERATE AND DELIVER ELECTRICITY THAT'S RELIABLE AND CLEAN 24/7.

SECOND, MAINTAIN AFFORDABLE, COMPETITIVE CUSTOMER RATES, WELL BELOW THE NATIONAL AVERAGE.

THIRD, PROVIDE EXCEPTIONAL CUSTOMER SERVICE.

AND FOURTH, GENERATE FAIR AND COMPETITIVE RETURNS FOR OUR INVESTORS.

THE LARGER SIZE RESULTING FROM THE MERGER WILL BRING ADDED FINANCIAL STRENGTH ALLOWING US TO MORE ECONOMICALLY MODERNIZE OUR GENERATION FLEET AND SIMULTANEOUSLY COMPLY WITH NEW, FAR MORE STRINGENT FEDERAL ENVIRONMENTAL REGULATIONS.  AND OF IMPORTANCE TO YOU, OUR SHAREHOLDERS, THE COMPANY'S LARGER SIZE WILL HELP US STRENGTHEN GROWTH PROSPECTS FOR OUR DIVIDEND.

THIS TRANSACTION ALSO HAS BENEFITS FOR OUR CUSTOMERS.  IT IS IMPORTANT TO REMEMBER THAT THE REAL COST OF ELECTRICITY HAS ACTUALLY DECLINED OVER THE PAST 50 YEARS WHEN ADJUSTED FOR INFLATION, BUT TODAY, THAT'S CHANGING.  BOTH COMPANIES HAVE EMBARKED ON MODERNIZATION PROGRAMS TO REPLACE, UPGRADE AND IMPROVE OUR POWER PLANTS AND GRIDS, BETTER POSITIONING US TO MEET MORE STRINGENT ENVIRONMENTAL RULES.  THESE INVESTMENTS WILL INEVITABLY REQUIRE HIGHER CUSTOMER RATES.  TO HELP MITIGATE THESE CUSTOMER RATE PRESSURES, IT'S ESSENTIAL THAT WE CONTINUE TO CONTROL OUR COSTS AND INCREASE OUR PRODUCTIVITY.  THE DUKE‑PROGRESS MERGER WILL HELP US DO JUST THAT.  THE COMBINED COMPANY WILL ACHIEVE GREATER EFFICIENCIES THAN WOULD HAVE BEEN POSSIBLE FOR EITHER DUKE OR PROGRESS AS A STAND‑ALONE COMPANY.  FOR EXAMPLE, WE ANTICIPATE OUR CUSTOMERS IN THE CAROLINAS WILL BENEFIT FROM SIGNIFICANT COST EFFICIENCIES THROUGH FUEL AND JOINT DISPATCH SAVINGS.  THIS WILL RESULT FROM OUR ABILITY TO OPERATE ALL DUKE AND PROGRESS REGULATED POWER PLANTS IN THE CAROLINAS AS A SINGLE COMBINED FLEET.  OVER TIME, WE ALSO ANTICIPATE ADDITIONAL COST SAVINGS THROUGH OVERHEAD EXPENSE REDUCTIONS AS WE COMBINE REDUNDANT CORPORATE FUNCTIONS.  WE EXPECT THESE COST SAVINGS WILL REDUCE, TO SOME EXTENT, THE RATE INCREASES WE OTHERWISE WOULD HAVE TO SEEK.

AS DEMONSTRATED ON THIS SLIDE, DUKE ENERGY HAS DELIVERED SUPERIOR TOTAL RETURNS FOR YOU, OUR INVESTORS, OVER BOTH THE SHORT AND LONG TERM.  THE DUKE‑PROGRESS MERGER POSITIONS US WELL FOR THE FUTURE.  SIGNIFICANTLY, OUR BUSINESS MIX WILL BE FURTHER STRENGTHENED.  THE PORTION OF OUR COMPANY'S EARNINGS BEFORE INTEREST AND TAXES, COMING FROM REGULATED OPERATIONS IS EXPECTED TO INCREASE FROM ABOUT 80% TODAY TO ABOUT 87% POST‑MERGER.  THAT WILL LIKELY MEAN EVEN GREATER EARNINGS STABILITY WHICH, IN TURN, WILL FURTHER BOLSTER THE CONTINUED STABILITY OF THE DIVIDEND AND THE GROWTH OF IT.  DURING THE PAST FIVE YEARS, WE'VE GROWN OUR DIVIDEND AT AN ANNUAL AVERAGE RATE OF 3%.  NOTABLY, OUR ANNUAL DIVIDEND INCREASES CONTINUED UNINTERRUPTED DURING A SEVERE ECONOMIC RECESSION THAT FORCED OTHER COMPANIES TO SLASH OR EVEN ELIMINATE THEIR DIVIDENDS.

DUKE ENERGY'S DIVIDEND REMAINS A KEY CORNERSTONE OF THE COMPANY'S VALUE PROPOSITION.  I'M VERY PROUD TO TELL YOU THAT OVER THE PAST 50 YEARS, SINCE DUKE ENERGY WAS FIRST SOLICITED ON THE NEW YORK STOCK EXCHANGE IN 1961, WE PAID SHAREHOLDERS ABOUT $20 BILLION IN DIVIDENDS.  AND TODAY, LOOKING AHEAD, OVER THE NEXT 50 YEARS TO 2061, OUR COMPANY IS WELL POSITIONED, NO MATTER WHAT UNCERTAINTIES LIE AHEAD IN THE ECONOMY, THE FEDERAL REGULATORY ENVIRONMENT OR EVEN IN THE POLICY LANDSCAPE, WE'RE JUST WELL POSITIONED.  WE WILL BE THE BIGGEST, BUT WE WILL CONTINUE TO STRIVE TO BE THE BEST.

AS IN THE PAST, OUR ROADMAP FOR THE FUTURE IS BASED ON LONG‑TERM PLANNING AND NEAR‑TERM REALITIES.  WE REMAIN STRATEGICALLY FOCUSED AND PRUDENT, AND WE PROMISE TO MAINTAIN YOUR TRUST AND CONFIDENCE DURING THE YEARS AHEAD.  FINALLY, WHAT I'D LIKE TO DO IS END THIS ON A PERSONAL NOTE BEFORE I OPEN IT UP FOR QUESTIONS.

THIS IS AN IMPORTANT DAY IN A PERSONAL WAY BECAUSE THIS MY LAST TIME AS I WILL STAND BEFORE YOU AS CEO OF THE COMPANY, AND THIS MARKS MY 23rd YEAR AS CEO, AND I'VE BEEN VERY PROUD TO BE PART OF DUKE ENERGY AND ALL THE COMPANIES THAT MAKE UP DUKE ENERGY.  AND AS I THINK BACK ON OUR TRACK RECORD, OUR TEAM HAS BEEN ABLE TO PRODUCE, ON AVERAGE, ABOUT A 12% TOTAL SHAREHOLDER RETURN EVERY YEAR DURING THIS 23‑YEAR PERIOD THAT COMPARES TO THE S&P 500 WHICH IS ONLY 9% AND THIS MAKES US ONE OF THE BEST COMPANIES IN THE INDUSTRY IN TERMS OF TOTAL SHAREHOLDER RETURN DURING THIS 23‑YEAR PERIOD.  WE'VE BEEN ABLE TO DO IT BY FOCUSING ON SUSTAINABLE EARNINGS GROWTH.  WE'VE BEEN ABLE TO DO IT BECAUSE WE HAVE ENTERED INTO A NUMBER OF MERGERS, DIVESTITURES AND ACQUISITIONS, BUT MOST IMPORTANTLY, WE'VE BEEN ABLE TO DELIVER ON THE DIVIDEND AND THE GROWTH OF THE DIVIDEND THROUGHOUT THIS PERIOD.

FOR ME, AS I THINK BACK ABOUT THIS, WE ARE HERE TODAY BECAUSE PUBLIC SERVICE OF INDIANA MERGED WITH CINCINNATI GAS & ELECTRIC TO CREATE SYNERGY, AND THEN SYNERGY MERGED WITH DUKE AND NOW DUKE IS ACQUIRING PROGRESS TO CREATE THE LARGEST COMPANY IN THE INDUSTRY, BUT WHAT'S MOST IRONIC ABOUT THIS DAY, I WOULDN'T BE HERE TODAY.  ON THIS DAY 18 YEARS AGO, THERE WAS A SHAREHOLDER VOTE WHERE THERE WAS AN ATTEMPT BY ANOTHER COMPANY IN INDIANA TO DO A HOSTILE TAKEOVER OF PUBLIC SERVICE OF INDIANA, AND THE VOTE WAS ON THIS DAY, AUGUST 23rd, AND WE WON THE VOTE, 2‑1, WHICH ALLOWED US TO GO ON AND MERGE WITH CINCINNATI GAS & ELECTRIC.  SO FOR ME THIS IS A VERY SPECIAL DAY.

AS I'VE SAID, IT'S A GREAT PRIVILEGE TO HAVE SERVED.  I'VE STRIVED TO BE A GOOD STEWARD.  I'VE HAD STRONG SUPPORT.  AS YOU ALL KNOW, A CEO IS JUST ONE PERSON.  IT'S REALLY THE PEOPLE OF THE COMPANY THAT MAKE IT SUCCESSFUL AND FROM MY OWN PERSONAL SUCCESS, MY WIFE, M.A.  ROGERS, WHO IS HERE TODAY, HAS BEEN AT EVERY ANNUAL MEETING, EVERY SHAREHOLDER MEETING HAS BEEN INCREDIBLY SUPPORTIVE AND THANK YOU SO MUCH.

[ APPLAUSE ]

IT'S BEEN A GREAT PRIVILEGE AND A GREAT HONOR TO SERVE YOU, AND NOW WHAT I'D LIKE TO DO IS OPEN IT UP FOR QUESTIONS.

LET ME TELL YOU A LITTLE BIT HOW WE'RE GOING TO DO THIS.  WE'RE GOING TO TRY TO COMPLETE THE QUESTIONS IN 15 MINUTES BECAUSE WE HAVE TO GET BACK TO OUR BOARD MEETING BECAUSE WE HAVE A NUMBER OF IMPORTANT ITEMS TO COMPLETE.  I WOULD LIKE TO LIMIT THE QUESTIONS, IF I COULD, PLEASE, UNLIKE IN OUR ANNUAL MEETINGS, TO QUESTIONS THAT GO TO THE HEART OF THIS MERGER AND WHAT WE'RE TRYING TO ACHIEVE WITH IT, AND I'D LIKE FOR EACH PERSON TO STATE THEIR NAME AND STATE THEIR QUESTION, AND WE'D LIKE TO LIMIT QUESTION TO TWO MINUTES.  IF YOU WANT TO GIVE A SPEECH FOR TWO MINUTES WITHOUT A QUESTION, BUT IT'S ONLY GOING TO BE TWO MINUTES BECAUSE WE HAVE TO REALLY GET BACK BECAUSE WE HAVE A VERY LONG SET OF ITEMS THAT WE HAVE TO ADDRESS TODAY IN OUR BOARD MEETING.

SO WITH THAT, LET ME SEE IF THERE'S ANYONE WHO HAS A QUESTION.  YES.

Q. I'M (INAUDIBLE).

>> DO YOU WANT TO STAND AT THE MICROPHONE, PLEASE.

Q. I DON'T WANT TO WASTE MY TWO MINUTES.  I'M A SHAREHOLDER.  I WAS AGAINST THE MERGER ONLY FOR THE REASON‑‑ I LOVE YOUR EXPLANATION.  I'M GOING TO MISS YOU, JIM.  I HAVE TO SAY THAT, BUT I'LL TELL YOU WHAT, I'D RATHER SEE DUKE GET INTO CLEANING UP‑‑ INTO SOLAR ENERGY, SMART GRID FUTURE INSTEAD OF SPENDING MILLIONS OF DOLLARS IN THE MERGER AND EVERYTHING ELSE AND THEN HAVING TO CLEAN THAT UP, YOU KNOW, DEPENDING ON BILLIONS OF DOLLARS OF GOVERNMENT LOAN GUARANTEES, PRE‑CONSTRUCTION RATE INCREASES, BEING APPROVED BY A COST‑CONSCIOUS COMMISSIONERS AND LEGISLATORS AT BOTH STATE AND FEDERAL LEVELS SEEMS TO BE A RECIPE FOR SHAREHOLDER DISASTER.  IN MY MIND, MANY CLEAN ENERGY FRIENDS HAVE GIVEN UP.  THEY'RE NOT COMING TODAY.  THEY'RE NOT FIGHTING ANYTHING ANYMORE.  THEY PREFER TO GO OFF THE GRID IF DUKE AND PROGRESS WANTS TO GO ON UNSUSTAINABLE PATH DEPENDS ON GOVERNMENT SUPPORT.  THEY WERE HOPING FOR A SMART GRID SOLUTION THAT BENEFITS EVERYONE, CREATES JOBS AND NEW CUSTOMERS AS WELL AS DISTRIBUTED POWER GENERATION THAT WOULD COST DUKE NOTHING TO BUILD.  THEY'RE READY TO DO IT.  I KNOW THEM.  THEY'RE BUSINESSES.  THEY'RE RESIDENTS.  THEY'RE PEOPLE ALL OVER THIS STATE, ALL OVER THIS COUNTRY.  I KNOW MANY OF THEM.  WHY DON'T WE DO THAT FIRST?

NOW, IF WE'RE GOING TO MERGE, MAYBE WE CAN MERGE THIS INTO THE WHOLE SITUATION.  I SEE THAT SHAREHOLDERS APPROVED THE MERGER.  I'M NOT AGAINST THAT, BUT I AM AGAINST HEADING DOWN THE PATH OF THE FOSSIL FUELS AND THE NUCLEAR INSTEAD OF THE CLEAN, RENEWABLE, SUSTAINABLE ENERGY.  THANK YOU.

>> JIM ROGERS:

THANK YOU VERY MUCH.

THAT WAS A GREAT COMMENT.  I WOULD SIMPLY SAY THAT WE'RE ON THAT ROAD AND WE WILL HAVE INVESTED IN BUILDING ALMOST 2,300 MEGAWATTS OF WIND AND SOLAR.  WE'RE MODERNIZING OUR GRID.  WE'RE DOING ALL THESE THINGS AND WE'LL BE BETTER ABLE TO DO IT AFTER IT CLOSES.  THANK YOU VERY MUCH.  QUESTION OVER HERE.  IF YOU WOULD COME TO THE MICROPHONE.

Q. WILLIAM (INAUDIBLE).  I WANTED TO ASK WHAT POINT CAN WE ANTICIPATE THE 3‑FOR‑1?

I ASSUME IT WILL BE PRIOR TO THE MERGER.

>> IT'S GOING TO BE CONTEMPORANEOUS WITH THE MERGER THAT WE'LL GO TO THE 3‑TO‑1?

>> AT THE SAME TIME?

>> YES, SIR.  YES, MA'AM.

Q. I'M CONNIE STILLWELL AND I WOULD LIKE TO KNOW, DID YOU MAKE THE DECISION YOURSELF BEFORE OR AFTER THE MERGER TO GIVE $10 MILLION GUARANTEE TO (INAUDIBLE) DEMOCRATIC NATIONAL COMMITTEE AND DO YOU THINK THAT IS NECESSARY AND POSITIVE POLITICAL STATEMENT SINCE THERE'S MORE THAN ONE PARTY IN THE WASHINGTON AREA?

>> THANK YOU FOR THAT QUESTION, AND THE ANSWER IS WE MADE THAT DECISION PRIOR TO THE MERGER.  WE VIEW GETTING THE CONVENTION IN CHARLOTTE AS A TREMENDOUS ECONOMIC OPPORTUNITY FOR CHARLOTTE.  I WOULD HAVE BEEN‑‑ I WOULD HAVE DONE THE SAME THING IF THE REPUBLICANS HAD COME HERE AND REQUIRED US TO DO IT.  IN FACT, WE TRIED TO GET THE REPUBLICANS TO COME HERE IN 2000 AND THEY DIDN'T.  THIS CONVENTION IS ABOUT HAVING THE NATIONAL MEDIA, THE INTERNATIONAL MEDIA PUT THE SPOTLIGHT ON CHARLOTTE, PUT THE SPOTLIGHT ON NORTH CAROLINA.  THIS IS THE FIRST TIME IN OUR HISTORY THAT WE HAVE EVER HOSTED A CONVENTION AND TO ME, THIS IS ABOUT CHARLOTTE.  THIS IS ABOUT NORTH CAROLINA.  THIS IS ABOUT RAISING US UP AND MAKING US KNOWN TO THE WORLD SO WE CAN ATTRACT MORE INVESTMENT, CREATE MORE JOBS. SO WE DID THIS NOT AS A PARTISAN ACT, BUT AS AN ACT OF SUPPORT FOR OUR COMMUNITY AND THE GROWTH OF OUR COMMUNITY IN THE FUTURE.  THANK YOU.

Q. HI.  MY NAME IS JAMIE RICHARD.  I'M WITH EDWARD JONES IN SHELBY, NORTH CAROLINA.  I'VE GOT SOME CLIENTS WHO HAVE BEEN ASKING ME IN ORDER FOR THIS APPROVAL TO GO THROUGH, WE'RE GOING TO HAVE TO HAVE REGULATORY APPROVAL FROM A LOT OF THE UTILITY COMMISSIONS AND ARE WE GOING TO HAVE TO GIVE QUITE A BIT TO THESE STATES IN ORDER TO GET THIS APPROVAL, AND ARE WE‑‑ IS THIS SOMETHING YOU THINK YOU'LL BE ABLE TO NEGOTIATE WITH THESE COMMISSIONS?

>> WE HAVE EVERY HOPE WE CAN NEGOTIATE WITH THEM AND DO IT IN A WAY THAT'S A FAIR RESULT FOR BOTH OUR CUSTOMERS AS WELL AS FOR INVESTORS, AND WE HAVE CONFIDENCE THAT WE CAN DO IT, AND FOR ME THIS IS THE THIRD TIME THAT WE'VE GONE THROUGH THE PROCESS AND SO I'M CONFIDENT THAT WE'LL BE ABLE TO DO IT IN A WAY THAT MAKES SENSE.  THANK YOU FOR THAT QUESTION.  DUKE POWER.

[ LAUGHTER ]

Q. YES, SIR.  GOOD MORNING, MR. ROGERS.  MY NAME IS FREDDY COUNSEL, AND I AM A SHARE OWNER.  I EXTEND MY COMPLIMENT TO THE DUKE EMPLOYEES, THE POWERHOUSE TRANSMISSION, DISTRIBUTION ANSWERING THE TROUBLE CALLS.  THIS PAST HEAT WAVE AND YEAR ROUND.  YOUR PRODUCT FOR COMPANY, POWER, NORTH, CENTRAL, SOUTH AMERICA, IN MY OPINION, MERITS A NAME FOR CONSIDERATION, DUKE POWER AND I SUGGEST TO KEEP THIS IN MIND‑‑

[ LAUGHTER ]

AND DISCUSS AS YOU HAVE AN EXTENSIVE AGENDA AND INTO THE FUTURE AND CONSIDER THE NAME DUKE POWER AND TO FELLOW SHAREOWNERS THAT YOU MIGHT AS WELL, TO MR. MANLY EXPRESS YOUR OPINION, THE NAME BEING THE SAME, DUKE POWER, OR EVEN ANOTHER NAME BE CONSIDERED, AND I DO THANK YOU FOR YOUR SERVICE ALL THESE YEARS.  THE RETURN, AND YES, SHOW ME THE MONEY, WE'RE COMING DOWN TO THE DIVIDEND, BUT MORE THAN THAT, IT'S THE DUKE NAME, THE FRANCHISE, THE BRAND, AND I BELIEVE DUKE POWER WOULD SUIT.  THANK YOU.

>> THANK YOU FOR YOUR ADVICE, AND I WILL KEEP THAT ALWAYS IN MIND AND DUKE HAS A GREAT BRAND.  PEOPLE KNOW US ALL AROUND THE WORLD AND THAT IS A GOOD THING.  ARE THERE ANY OTHER QUESTIONS?

THERE'S ONE QUESTION IN THE BACK.

Q. YES, MR. ROGERS.  ED FROM SOUTH CAROLINA.  WHERE DOES THIS POSITION TO COMBINED ENTITY WORLDWIDE‑‑ I KNOW IT'S PROPOSED IT WILL BE NUMBER ONE U.S., BUT HOW IS DOES THAT POSITION US WORLDWIDE?

>> WE'LL BE NUMBER SEVEN OR EIGHT AMONG ALL THE UTILITIES IN THE WORLD.

Q. THANK YOU.

>> THANK YOU, SIR, FOR THAT QUESTION AND THANK YOU FOR BEING HERE.  I SEE THAT THERE ARE NO MORE QUESTIONS.  AGAIN, I WANT TO CONCLUDE THIS BY SAYING THIS IS A SPECIAL DAY FOR ME.  IT'S A DAY THAT REMINDS ME OF THE GREAT TEAMS THAT I'VE HAD THROUGH THESE YEARS AND WHAT A TREMENDOUS ROLE THEY HAVE PLAYED.  MY SUCCESS IS A DIRECT RESULT OF THEIR GREAT COMMITMENT AND HARD WORK, AND I WANT TO DEDICATE MY LAST COMMENTS TO THEM BECAUSE THEY HAVE MADE ME WHO I AM TODAY, AND ALONG WITH THEIR COMMITMENT IS THE BOARD.  I HAVE HAD THE GOOD FORTUNE THROUGH THESE 23 YEARS, I HAVE MANY DIFFERENT MEMBERS ON THE BOARD AND ALONG THE WAY, THEY HAVE GIVEN ME GREAT COUNSEL, THEY HAVE BEEN VERY SUPPORTIVE, AND I AM VERY APPRECIATIVE OF THE BOARD'S SUPPORT ALONG THE WAY.  SO I'D LIKE TO END BY CELEBRATING BOTH OUR BOARD OF DIRECTORS, PAST BOARDS OF DIRECTORS, AND THIS MANAGEMENT TEAM AND ALL THE PAST MANAGEMENT TEAMS AND EVEN MORE IMPORTANT, ALL THE EMPLOYEES WHO GET THE JOB DONE, WHO MAKE SURE IN STORMS, WE RESTORE SERVICE AND POWER AND WE DO A GOOD JOB OF GENERATING ELECTRICITY AND MAKING IT AFFORDABLE, RELIABLE, CLEAN, AND SAFE 24/7.  THANK Y'ALL VERY MUCH.

[ APPLAUSE ]